Exhibit (p)(9)

CODE OF ETHICS

A.	Fiduciary Duty – Statement of Policy

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. Most violations of fiduciary duty are associated with a violation of the general antifraud provisions contained in Section 206 of the Advisers Act. The SEC has made clear that these general antifraud provisions of Section 206, apply not only to Clients, but also to prospective Clients and in the case of fund(s) advised by the Firm, any investor or prospective investor in the fund. Mere negligence on the part of the Firm in breaching its fiduciary duty to a fund(s), or its investors or prospective investors, is sufficient to establish a violation under the Advisers Act. For example, the Firm must take care not to include false or misleading statements in private placement memoranda, Form ADV disclosures, investor reports, responses to “requests for proposals,” or other disclosures to Clients, investors or prospective Clients or investors.

The adviser’s fiduciary duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Manual. In addition, Employees must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients. Accordingly, at all times, we must conduct our business with the following precepts in mind:

1.	Place the interests of Clients first.

We may not cause a Client to take action, or not to take action, for our personal benefit rather than the benefit of the Client. For example, causing a Client to purchase a security owned by an Employee for the purpose of increasing the price of that security would be a violation of this Code. Similarly, an Employee investing for himself or herself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

2.	Moderate gifts and entertainment.

The receipt of investment opportunities, perquisites, or gifts from persons doing or seeking to do business with the Firm could call into question the exercise of our independent judgment. Accordingly, Employees may accept such items only in accordance with the limitations in this Code.

3.	Conduct all personal securities transactions in compliance with this Code of Ethics.

This includes all pre-clearance and reporting requirements and procedures regarding inside information and personal securities trades. While the Firm encourages Employees and their families to develop personal investment programs, Employees must not take any action that could result in even the appearance of impropriety.

4.	Keep information confidential.

Information concerning Client transactions or holdings may be material non-public information and Employees may not use knowledge of any such information to profit from the market effect of those transactions.

5.	Comply with the federal securities law and all other laws and regulations applicable to the Firm’s business.

Make it your business to know what is required of the Firm as an investment adviser and otherwise, and of you as an Employee of the Firm, and integrate compliance into the performance of all duties.

6.	Seek advice when in doubt about the propriety of any action or situation.

Any questions concerning this Code of Ethics should be addressed to the CCO, who is encouraged to consult with outside counsel, outside auditors or other professionals, as necessary.

7.	Report all violations of the Code of Ethics to the CCO.

The Firm remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

The Policies and Procedures in this Code of Ethics implement these general fiduciary principles in the context of specific situations.

B.	Client Opportunities

1.	Policy

An Employee may not take personal advantage of any opportunity properly belonging to the Firm or any Client. This principle applies primarily to the acquisition of securities of limited availability for an Employee’s personal investment accounts that would be suitable and could be purchased for the account of a Client, or the disposition of securities from an Employee’s account prior to selling a position from the account of a Client.

Under limited circumstances, and only with the prior written approval of the CCO, an Employee may participate in opportunities of limited availability that are deemed by the CCO not to have an adverse effect on any Client. This would most likely occur in the case of trades in listed securities and certain Over-the-Counter (“OTC”) products with broad and deep markets, where the Employees’ participation will not affect Client investment opportunities. Employees may participate with Clients in aggregated or combined trades.

An Employee may not cause or attempt to cause any Client to purchase, sell, or hold any security for the purpose of creating any benefit to Firm accounts or to Employee accounts.

2.	Procedures

Disclosure of Personal Interest. If an Employee believes that he or she (or a related account) stands to benefit materially from an investment decision that the Employee is recommending or making for a Client, the Employee must disclose that interest to the CCO and obtain approval prior to recommending or making the investment.

Restriction on Investment. Based on the information given, the CCO will decide whether to restrict an Employee’s participation in the investment decision or investment. In making these determinations, the CCO will consider the following factors: (i) whether the opportunity was suitable for any Client; (ii) whether any Client was legally and financially able to take advantage of the opportunity; (iii) whether any Client would be disadvantaged by the Employee’s interest or participation; (iv) whether the Employee’s interest is de minimis; and (v) whether the Employee’s interest or participation is clearly not related economically to the securities to be purchased, sold or held by any Client.

C.	Insider Trading

1.	Policy

The Firm forbids any Employee to trade securities, either personally or on behalf of others, including Clients, while in possession of material non-public information (MNPI) with respect to such securities or to communicate material non-public information to others in violation of the law or contract. The definition of securities for this purpose includes securities-based swaps such as CDS and TRS and other credit derivatives. The Firm’s insider trading prohibitions apply to all Employees and extend to activities within and outside their duties as Employees of the Firm.

2.	Procedures

Identification and Protection of Material Non-Public Information. If an Employee believes that he or she is in possession of information that is material and non-public, or has questions as to whether information is material and non-public, he or she should take the following steps:

●	Report the matter immediately to the CCO, disclosing all information which the Employee believes may be relevant on the issue, who will document the matter.

●	Refrain from recommending, purchasing or selling the securities to which such information relates on behalf of himself or herself or others.

●	Refrain from communicating the information inside or outside the Firm other than to the CCO.

If the CCO determines that an Employee is in possession of material non- public information, he or she will add any relevant securities to the Restricted Trading List, which will be maintained in MyComplianceOffice and available to all Employees. In the alternative, in appropriate circumstances, including situations where the employee has come into possession of the MNPI inadvertently, the CCO may determine that the employee can be subjected to information barriers sufficient to comply with securities laws, and therefore the CCO may determine not to add the relevant securities to the Restricted Trading List. In addition, there may be certain circumstances in which the CCO may act as a “gatekeeper” in connection with contacts from third parties such as investment banks or brokers, asking if the Firm will consent to the receipt of potential receipt of MNPI, without subjecting the affected securities to the Restricted Trading List. All decisions about whether to restrict a security, or remove a security from restriction, shall be made by the CCO. Restrictions on such securities also extend to options, rights and warrants relating to such securities. When a security is restricted, all new trading activity of such security shall cease, whether for Client, Firm, or Employee accounts, unless approved in writing by the CCO. A security shall be removed from restriction if the CCO determines that the information has become public, is stale, or is no longer material.

Restricting Access to Material Non-public Information. Documents and files that contain material non-public information must be secure in order to minimize the possibility that such information will be transmitted to an unauthorized person. If in physical form, such documents and files must be stored in locked file cabinets or other secure locations. Confidential information in electronic form should be maintained in files that are password protected or otherwise secure against access by unauthorized persons, including via the Firm’s permissioning system for shared drives and other electronic files. Employees may not discuss material non-public information with, or in the presence of, persons who are not affiliated with the Firm or authorized to receive such information and should thus avoid discussions of material non-public information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally.

Use of Expert Networks. The Firm does not permit the use of expert networks for research purposes.

Detecting Insider Trading. To detect insider trading, the CCO will review the trading activity of Client accounts, Employee accounts and other Firm accounts (if any). It is also the responsibility of each Employee to notify the CCO of any potential insider trading issues. The CCO will investigate any instance of possible insider trading and fully document the results of any such investigation. At a minimum, an investigation record should include: (i) the name of the security; (ii) the date the investigation commenced; (iii) an identification of the account(s) involved; and (iv) a summary of the investigation disposition.

Supervisory Procedures to Prevent Insider Trading. To train and educate the Employees on insider trading, the CCO will (i) provide a copy of the Code of Ethics to each Employee and require the Employee to certify annually that he or she has read the procedures and understands his duties and responsibilities regarding the use and/or dissemination of inside information; (ii) provide, on an as needed basis, training and education to familiarize Employees with the Firm’s policy and procedures, including written materials describing the policies and procedures; and (iii) maintain copies of each Employee’s signed acknowledgment, any training materials distributed to Employees and a record of each training session.

Confidentiality Agreements. The Firm may enter into confidentiality agreements with issuers, their representatives, or third-party firms relating to the evaluation of a potential transaction in an issuer’s securities or other investment opportunity. All confidentiality agreements must be reviewed by the legal team prior to execution and the investment professional must save down the fully executed version in the shared drive in the designated NDA folder. Employees accessing potential deal information via third party data rooms such as Intralinks should exercise particular caution, as such sites frequently contain “click through” confidentiality agreements that must be treated the same as other confidentiality agreements, including review by the legal team.

Confidentiality agreements generally require the Firm to maintain information received thereunder in confidence but may also contain other provisions such as restrictions on trading, restrictions on use of the information or a requirement to destroy or return such information. Employees should be particularly sensitive to information they receive pursuant to a confidentiality agreement as such information may be material non-public information. Employees should also be knowledgeable regarding any restrictions or representations with respect to such information contained in a confidentiality agreement so as to avoid a breach thereunder. If you are uncertain as to your obligations under a confidentiality agreement, please contact the CCO.

D.	Personal Securities Transactions

1.	Policy

It is the Firm’s policy that all Employees of the Firm are presumptively Access Persons for purposes of Rule 204A-1, unless the CCO makes a determination to the contrary. Rule 204A-1 requires that a registered investment adviser’s access persons report their transactions and holdings in securities periodically to the CCO and that the adviser review these reports. Under the SEC definition, the term “access person” includes any employee who has access to non-public information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to (or in the case of discretionary Managers, like the Firm, investment decisions on behalf of) clients or who has access to such recommendations that are non-public (“Access Persons”). All Access Persons must file all required reports, initial and annual holdings report, and quarterly reports of transactions in Access Person accounts. Access Persons can provide this information by authorizing a direct feed from the brokerage accounts or by providing online access information through MCO for electronic personal securities transaction download.

Compliance Software Solution
Employees must use MyComplianceOffice to report the above-mentioned required personal trading information.

In addition, Access Persons must adhere to the following requirements in connection with their personal trading.

General Rule – Pre-clear all personal trades. It is the Firm’s policy that each Access Person who wishes to effect a transaction in any security, future, currency or cryptocurrency, except Permitted Securities and options on Permitted Securities (as defined herein) must first obtain pre-clearance of the transaction from the CCO.

Additional Requirements – Initial Public Offerings and Private Placements. Access Persons must obtain the written approval of the CCO prior to investing in new issue allocations of initial public offerings of equity securities or private placements. In approving any such transaction, the CCO must cite the reasons for such approval. Employees must immediately furnish any prospectus, private placement memoranda, subscription documents and other materials about the investment to the CCO. Regular way, secondary market purchases and sales of IPO shares after the initial allocation will be treated in the same manner as other personal trades (e.g., an employee who puts in a market or limit order to buy or sell in the secondary market after the stock begins trading on the exchange) must pre-clear the trade in the normal fashion, and will not be subject the special procedures described above.

Short-Term Trading. Short-term trading in securities of issuers in which an Employee is an officer or director or the owner of 10% or more of a class of equity securities is subject to significant restrictions under the securities laws.

Prohibited Transactions. No Access Person may trade in any account in any security that is on the restricted trading list (the “Restricted Trading List”).

Compliance Software Solution
The Restricted Trading List can be viewed within MyComplianceOffice. All Access Persons should consult the most recent Restricted Trading List before executing any personal trades or trades for Client accounts.

Maintaining Access Person Accounts. While the Firm encourages Employees to develop personal investment programs, it must be in a position to properly oversee the trading activity undertaken by its Employees that are Access Persons. The Firm’s policies and procedures regarding personal account disclosure apply to all accounts holding any securities, futures, currency or cryptocurrency over which Access Persons have any direct or indirect beneficial ownership interest, influence or control including accounts held by immediate family members sharing the same household. Immediate family members include spouses, domestic partners, children, stepchildren, grandchildren, parents, step-parents, grandparents and siblings.

It may be possible for Access Persons to exclude accounts held by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts. Access Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

2.	Procedures

Access Persons and Non-Access Persons. All Employees are presumptively Access Persons for purposes of Rule 204A-1. However, the CCO may determine that the duties, privileges and responsibilities of a particular employee do not meet the criteria for Access Persons under Rule 204A-1. A current list of Employees that the CCO has determined are non-Access Persons will be maintained in MyComplianceOffice.

Pre-clearance. Each Access Person who wishes to effect a transaction in any security, future currency or cryptocurrency, except Permitted Securities and options on Permitted Securities, must first obtain pre-clearance of the transaction from the CCO.

Permitted Securities include

●	direct obligations of the Government of the United States;

●	bankers’ acceptances, bank certificates of deposit, commercial paper, and other high quality short-term debt instruments;

●	money market fund shares;

●	shares of other types of open-end mutual funds, including exchange-traded funds (although if the Firm acts as the investment adviser for a registered fund, Access Person transactions in shares of such fund will become reportable);

●	publicly traded equity securities, options on equity securities, currencies and cryptocurrencies;

●	interests in 529 college savings plans; and

●	units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

Post-approval of personal securities transactions is not permitted.

A decision on permissibility (or disapproval) of the trade will typically be rendered by the end of the trading day on which the request is received or as soon as reasonably possible thereafter. Pre- clearance will be effective for a 48-hour period or until the end of the second trading day, unless otherwise specified. The CCO will maintain a log that contains details of the trade request, evidence of compliance approval via MCO or non-approval, and confirmation that, if executed, the trade was executed within the appropriate timeframe.

However, transactions effected in, and the holdings of, accounts over which the Access Person has no direct or indirect influence or control (i.e., blind trust, third-party discretionary account or trust managed by a third-party) (such an account, a “Managed Account”) are exempt from the pre-clearance requirements. If an Access Person wishes to take advantage of this exemption, the Access Person must acknowledge and certify that they: (1) have no direct or indirect control over the Managed Account(s); (2) does not suggest that the trustee or third party make any particular purchases or sales of securities for the Managed Account(s); (3) does not direct the trustee or third party to make any particular purchases or sales of securities for the Managed Account(s); and (4) does not discuss any allocation of investment(s) by completing the required Managed Account Certification, made available in MCO.

Upon hire, the Access Person will receive an initial Managed Account Certification, and going forward on an annual basis for accuracy and recordkeeping purposes. In addition to disclosing and completing the certification, Access Persons will also be required to provide a letter signed by the Managed Account broker on the broker’s letterhead certifying that the above criteria are met. A sample letter titled Managed Account Broker-Dealer Letter can be found in MCO, for reference. Access Persons may also be asked to provide holdings and/or transactions reporting regarding such Managed Account(s), at the discretion of the CCO.

Compliance Software Solution
Pre-clearance requests must be submitted to the Compliance Group using the Personal Trade Pre- Clearance Requests action in MyComplianceOffice. Exception: if the Compliance Software is unavailable to the user, Employees may request approval via e-mail on an as-needed basis.

Trading in Municipal Securities. As a general rule, Access Persons may not buy or sell municipal securities in a personal investment or trading account. However, Access Persons may buy or sell municipal securities in a broker-directed account where the Access Person has no discretion over trading activity. In addition, Access Persons may indirectly invest in the municipal securities market through the purchase or sale of exchange traded funds or open-end mutual funds with municipal securities as the underlying asset class.

Restricted Trading List. The CCO will determine the securities to be placed on the Restricted Trading List, which generally will include securities about which the Firm may have received material non-public information, or which may give rise to a conflict of interest. The Restricted Trading List will be maintained on MyComplianceOffice. The CCO will update the Restricted Trading List as necessary and appropriate and will refer to the Restricted Trading List in performing pre-clearance functions.

Reporting Requirements – Initial and Annual Holdings Reports. Each Access Person must file a holdings report disclosing all securities (other than Permitted Securities, those that have been previously reported on account statements received by the Firm and those that are reported on any account statement received by the Firm) in any Access Person Account on the Annual Disclosure: Holdings and Brokerage Accounts Report as set forth on MyComplianceOffice or any substitute acceptable to the CCO. Access Persons may submit account statements in lieu of listing all securities holdings on the Annual Holdings and Brokerage Accounts Report, provided that the Access Person must certify on the Annual Holdings and Brokerage Accounts Report that such statements fully and accurately reflect (i) all of the information that would have been reported on such report and (ii) all of the personal securities holdings required to be reported by this policy. Each such report must be submitted to the CCO no later than 10 days after becoming an Access Person, and annually thereafter. Each such report must be current as of a date no more than 45 days before the report is submitted. Failure to submit such report to the CCO or an incident of late or non-filing will be deemed a compliance violation and recorded as such.

Compliance Software Solution
Upon commencement of employment and on an annual basis, Employees must complete their Initial/Annual Holdings and Brokerage Accounts Report -- attesting to their Employee Holdings information within MyComplianceOffice.

Reporting Requirements – Duplicate Quarterly Statements. For any securities account opened or maintained at a broker-dealer, bank or similar financial institution, each Access Person shall be responsible for providing their account information to the Compliance Group and arranging for duplicate account statements and confirmations to be sent directly to the Compliance Group or via direct feed or online access using MCO.

Such statements must be provided upon issuance for the Access Person’s Accounts, and all such statements must be received within thirty (30) days after the end of each calendar quarter, except for accounts in which the Access Person does not have any direct or indirect influence or control or only transacts in Permitted Securities. Duplicate confirmations must be provided upon issuance.

Compliance Software Solution
Duplicate Quarterly Statements are generally obtained through an electronic feed to the Compliance Software. For accounts that are unable to be electronically transmitted, including private fund investments, the Access Person must manually upload such statement(s) to MyComplianceOffice.

Reporting Requirements – Quarterly Reporting Requirements. Each Access Person must submit to the CCO within thirty (30) days after the end of each quarter, or such reasonable period of time as determined by the CCO, a report of all securities transactions (other than transactions listed in duplicate quarterly statements and transactions in Permitted Securities) effected in each Access Person Account during such quarter. In addition, Access Persons must independently report securities that do not appear on the account statements or confirmations (e.g., any securities acquired in private placements or by gift or inheritance) through the Compliance Software.

Reporting Requirements – Managed Accounts. An Employee will be exempted from the pre-clearance procedures and the holdings report procedures with respect to any account over which the Access Person has no discretionary trading authority (i.e. no direct or indirect influence, or power to control or influence investment decisions in the Managed Account. However, the Access Person will still be required to disclose the existence of the Managed Account. As noted above. Access Persons may also be asked to provide holdings and/or transactions reporting regarding such Managed Account(s), at the discretion of the CCO.

Opening a Brokerage Account. Each Access Person must notify the CCO if the Access Person, an Access Person’s minor child, or other immediate family member sharing the same household opens a brokerage account or acquires any private securities, including limited partner interests.

Review and Availability of Personal Trade Information. All information supplied under these procedures, including monthly transaction and initial and annual holdings reports, will be reviewed by the CCO, or designee, for compliance with the policies and procedures in this Code of Ethics. The CCO, with the assistance of IQ-EQ, will review all account statements within a reasonable time after each calendar quarter end. The CCO shall:

●	address whether Employees followed internal procedures, such as pre- clearance;

●	compare Employee transactions to any restrictions in effect at the time of the trade;

●	assess whether the Employee is trading for his or her own account in the same financial instrument he or she is trading for Clients, and if so, whether Clients are receiving terms as favorable as those of the Employee’s trades; and

●	periodically analyze the Employee’s trading for patterns that may indicate abuse.

To help facilitate and automate the monitoring of employee transactions, a direct feed from the employee’s reportable brokerage account is established through MyComplianceOffice either via (i) a read-only direct online feed using the employee’s brokerage online credentials, or (ii) a direct online feed established through the financial institution. In both cases all personal trades are run through a set of electronic pre-determined rules to determine if such transactions are permissible and reflective of the personal securities transaction procedures outlined in Section D.2 above. In the event a brokerage account cannot be synced through the MCO database, the employee is prompted to upload personal trading statements on at least a quarterly basis, where the trades are then reviewed accordingly. The Compliance Group will document such review through MCO each quarter.

Confidentiality. The CCO will maintain records in a manner to safeguard their confidentiality. Each Employee’s records will be accessible only to the Employee, the CCO, the Compliance Group, including our compliance consultants, IQ-EQ, unless and until there is evidence of wrongdoing or a reasonable suspicion of wrongdoing, upon which, appropriate human resources personnel or members of the Senior Management Team may also review the Employee’s records.

E.	Gifts and Entertainment

1.	Background

Employees may generally give and receive gifts and entertainment, so long as such gifts and entertainment are not lavish or excessive, and do not give the appearance of being designed to influence the recipient.

Guiding Principles. The Firm holds its Employees to high ethical standards and strictly prohibits any giving or receipt of things of value that are designed to improperly influence the recipient. Anti-bribery and anti-corruption statutes in the U.S. and the U.K. are broadly written, so Employees should consult with the CCO if there is even an appearance of impropriety associated with the giving or receipt of anything of value.

2.	Policies and Procedures

Receipt of Entertainment. Employees may attend business meals, sporting events and other entertainment events at the expense of a giver, provided that the entertainment is not lavish or extravagant in nature. Moreover, reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event, or comparable entertainment, which is neither so frequent nor so extensive as to raise any question of propriety, is appropriate. Employees must seek pre-approval via MCO if they intend to accept entertainment that is over $500 (per person per event).

Receipt of Gifts. If the estimated cost or value of the Employee’s gift (per person per gift) is greater than $500, Employees must seek pre-approval via MCO. Gifts such as holiday baskets or lunches delivered to the Firm’s offices, which are received on behalf of the Firm, do not require reporting.

Gifts and Entertainment Received from ERISA Plan Fiduciaries. Employees should exercise special caution in accepting gifts or entertainment in any amount from an investor or potential investors that is an ERISA plan fiduciary, even if below the Firm’s normal $500 threshold amount, as such gifts or entertainment may be considered reportable indirect compensation. Consequently, all gifts and entertainment received from ERISA plan fiduciaries must be reported to the CCO promptly irrespective of amount.

Compliance Software Solution
Gift & Entertainment pre-approval requests must be submitted using the Gift and Entertainment Reporting Form on MyComplianceOffice. Exception: if the Compliance Software is unavailable to the user, Employees may request approval via e-mail on an as- needed basis.

The Firm’s Gift Giving Policy. The Firm and its Employees are prohibited from giving gifts that may appear lavish or excessive. If the estimated cost or value of the gift (per person per gift) provided is greater than $500, the Employee must obtain pre-approval.

The Firm’s Entertainment Giving Policy. The Firm and its Employees are prohibited from giving entertainment that may appear lavish or excessive. Employees must seek pre-approval via MCO if they intend to provide entertainment with an estimated cost or value of over $500 (per person per event).

Gifts and Entertainment Given to ERISA Plan Fiduciaries. The Firm is prohibited from giving gifts or entertainment with an aggregate value exceeding $250 per year to any ERISA plan fiduciary. Consequently, all gifts and entertainment provided to ERISA plan fiduciaries must be pre-cleared using MCO irrespective of amount.

Gifts and Entertainment Given to Union Officials. Any gift or entertainment provided by the Firm to a labor union, or a union official must be pre-cleared via MCO. The Firm is required to report on Department Labor Form LM-10 within 90 days following the end of the Firm’s fiscal year all gifts and entertainment provided to labor unions or union officials in excess of $250 per fiscal year.

Gifts and Entertainment Given to U.S. State or Local Government Officials or Employees. A number of U.S. state and local jurisdictions have adopted laws and regulations restricting the ability of government officials or employees to give or receive cash, gifts, meals, entertainment or services, especially if such items are given by persons seeking to do or doing business with a government entity. Consequently, all gifts and entertainment provided to state or local government officials or employees must be pre-cleared using MCO irrespective of amount.

Gifts and Entertainment Given to Foreign Governments and “Government Instrumentalities”. The Foreign Corrupt Practices Act (“FCPA”) prohibits the direct or indirect giving of, or a promise to give, “things of value” in order to corruptly obtain a business benefit from an officer, employee, or other “instrumentality” of a foreign government. Companies that are owned, even partly, by a foreign government may be considered an “instrumentality” of that government. In particular, government investments in foreign financial institutions may make the FCPA applicable to those institutions. Individuals acting in an official capacity on behalf of a foreign government, or a foreign political party may also be “instrumentalities” of a foreign government.

The FCPA includes provisions that may permit the giving of gifts and entertainment under certain circumstances, including certain gifts and entertainment that are lawful under the written laws and regulations of the recipient’s country, as well as bona-fide travel costs for certain legitimate business purposes. However, the availability of these exceptions is limited and is dependent on the relevant facts and circumstances.

Civil and criminal penalties for violating the FCPA can be severe. The Firm and its Employees must comply with the spirit and the letter of the FCPA at all times. Employees must obtain written pre-clearance from the CCO prior to giving anything of value that might be subject to the FCPA except food and beverages that are provided during a legitimate business meeting and that are clearly not lavish or excessive.

Following pre-clearance, Employees must use MCO to disclose all gifts and entertainment that may be subject to the FCPA, irrespective of value and including food and beverages provided during a legitimate business meeting.

Employees must consult with the CCO if there is any question as to whether gifts or entertainment need to be pre-cleared and/or reported in connection with this policy.

Cash. No Employee may give or accept cash gifts or cash equivalents to or from Clients, brokers, vendors, or other persons that do business with the Firm.

Gifts and Entertainment Monitoring. The CCO may use MCO to track Employees’ provision and receipt of gifts and entertainment. The General Counsel will be responsible for reviewing any gifts and entertainment reported by the CCO.

F.	Outside Business Activities

1.	Policy

Employees may not engage in any of the following outside business activities without the prior written consent of the CCO:

●	Be engaged in any other business;

●	Be an officer of or employed or compensated by any other person for business-related activities;

●	Serve as general partner, managing member or in a similar capacity with partnerships, limited liability companies or private funds other than those managed by the Firm or its affiliates;

●	Engage in personal investment transactions to an extent that diverts an Employee’s attention from or impairs the performance of his or her duties in relation to the business of the Firm and its Clients;

●	Have any direct or indirect financial interest or investment in any dealer, broker or other current or prospective supplier of goods or services to the Firm (other than ownership of publicly traded securities) from which the Employee might benefit or appear to benefit materially; or

●	Serve on the board of directors (or in any similar capacity) of another company, including not-for-profit corporations. Authorization for board service will normally require that the Firm not hold or purchase any securities of the company on whose board the Employee sits.

Restrictions on Activities. With respect to any outside activities engaged in by an Employee, the following restrictions shall be in effect: (i) the Employee is prohibited from implying that he or she is acting on behalf of, or as a representative of, the Firm; (ii) the Employee is prohibited from using the Firm’s offices, equipment or stationery for any purpose not directly related to the Firm’s business, unless such Employee has obtained prior approval from the CCO; and (iii) if the activity was required to be and has been approved by the CCO, the Employee must report any material change with respect to such activity. However, Employees are allowed to use the Firm’s offices and equipment (but not Firm stationery) on an occasional and de minimis basis to attend to personal matters, including approved Outside Business Activities and charitable activities.

2.	Procedures

Approval. Before undertaking any of the activities listed above, the Employee must provide detailed information regarding all aspects of the proposed activity and obtain written approval from the CCO.

Compliance Software Solution
Outside Business Activity Approvals must be submitted using the Outside Business Activities and Private Investment Disclosures form on MyComplianceOffice. Exception: if the Compliance Software is unavailable to the user, Employees may request approval via e-mail on an as-needed basis.

G.	Confidentiality

1.	Policy

Given that Access Persons may be exposed to or acquire Confidential Information, they shall not at any time while employed or at any time after being employed (i) disclose, directly or indirectly, any Confidential Information to anyone other than other Access Persons of the Firm or (ii) use or appropriate any Confidential Information.

2.	Procedures

Restrictions on Communications of Confidential Information. Each Employee agrees to inform the CCO promptly if he or she (i) is seeking an exception in order to disclose Confidential Information in contravention of Firm policy, or (ii) discovers that someone else is making or threatening to make unauthorized use or disclosure of Confidential Information.

Physical Security of Information. Employees should avoid discussions of Confidential Information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. Use of speaker phones or cellular telephones also shall be avoided in circumstances where Confidential Information may be overheard by unauthorized persons. Documents and files that contain Confidential Information must be kept secure in order to minimize the possibility that such Confidential Information will be transmitted to an unauthorized person. Confidential documents should be stored in locked file cabinets or other secure locations. Confidential databases and other Confidential Information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons.

Company Property. Employees may not physically remove Confidential Information from the premises of the Firm except consistent with and in furtherance of the performance of their duties to the Firm. All originals and copies of Confidential Information are the sole property of the Firm. Upon the termination of employment for any reason, or upon the request of the Firm at any time, each Employee promptly will deliver all copies of such materials to the Firm.